Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on June 30, 2006, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$17,098,000
Interest-bearing balances	26,107,000
Held-to-maturity securities	0
Available-for-sale securities	131,342,000
Federal funds sold in domestic Offices	5,258,000
Federal funds sold and securities purchased under agreements to resell	9,202,000
Loans and leases held for sale	4,748,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	423,933,000
LESS: Allowance for loan and lease losses	5,984,000
Loans and leases, net of unearned income, allowance, and reserve	417,949,000
Trading assets	96,521,000
Premises and fixed assets (including capitalized leases)	4,293,000
Other real estate owned	66,000
Investments in unconsolidated subsidiaries and associated companies	259,000
Customers’ liability to this bank on acceptances outstanding	N/A
Intangible assets: Goodwill	9,509,000
Intangible assets: Other intangible assets	11,951,000
Other assets	43,042,000

TOTAL ASSETS	$777,345,000

LIABILITIES
Deposits: In domestic offices	$138,165,000
Noninterest- bearing	22,314,000
Interest- bearing	115,851,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	398,807,000
Noninterest- bearing	29,707,000
Interest- bearing	369,100,000
Federal funds purchased in domestic Offices	12,203,000
Federal funds purchased and securities sold under agreements to repurchase	13,241,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	49,123,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	47,638,000
Bank’s liability on acceptances executed and outstanding	N/A
Subordinated notes and debentures	17,750,000
Other liabilities	39,561,000

TOTAL LIABILITIES	$716,488,000

Minority interest in consolidated
Subsidiaries	565,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	27,331,000
Retained Earnings	33,971,000

Accumulated net gains (losses) on cash flow hedges	(1,761,000)
Other equity capital components	0

TOTAL EQUITY CAPITAL	$60,292,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$777,345,000

I, William J. Gonska, Controller & Vice President of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
William J. Gonska, CONTROLLER & VICE PRESIDENT
We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.
ALAN S. MACDONALD
KEVIN KESSINGER
SALLIE L. KRAWCHECK
DIRECTORS